Exhibit 99.1

PRESS RELEASE

PRYSMIAN TO ACQUIRE GENERAL CABLE FOR $30.00 PER SHARE IN CASH

CLOSING ANTICIPATED BY THIRD QUARTER 2018

Milan, Italy and Highland Heights, Kentucky, U.S., December 4, 2017. Prysmian Group (BIT: PRY) and General Cable Corporation (NYSE: BGC) today announced that they have entered into a definitive merger agreement under which Prysmian will acquire General Cable for $30.00 per share in cash. The transaction values General Cable at approximately $3 billion, including debt and certain other General Cable liabilities, and represents a premium of approximately 81% to the General Cable closing price of $16.55 per share on July 14, 2017, the last day of trading before General Cable announced its review of strategic alternatives.

The transaction, which has been unanimously approved by each company’s Board of Directors and recommended to its shareholders by General Cable’s Board of Directors, is expected to close by the third quarter of 2018, subject to the approval of General Cable’s shareholders representing at least a majority of the outstanding shares, regulatory approvals, and other customary conditions.

“The acquisition of General Cable represents a landmark moment for Prysmian Group and a strategic and unique opportunity to create value for our shareholders and customers,” said Valerio Battista, Prysmian Group CEO. “Through the combination of two of the premier companies in the cable industry we will be enhancing our position in the sector, by increasing our presence in North America and expanding our footprint in Europe and South America.”

John E. Welsh, III, Non-Executive Chairman of the Board of General Cable, said, “Today’s announcement is the culmination of a thorough and robust review of strategic alternatives undertaken by the General Cable Board of Directors. We are confident that this transaction maximizes value for our shareholders.”

Michael T. McDonnell, General Cable President and Chief Executive Officer, said, “This combination is an ideal strategic fit and ensures we are well-positioned to meet the future opportunities and challenges in the dynamic and evolving wire and cable industry. Together, we will be able to deliver a robust portfolio of products and services and new product innovation across the full breadth of the wire and cable industry globally. Importantly, Prysmian and General Cable have a shared vision and highly compatible cultures founded on similar values.”

Mr. McDonnell continued, “I am extremely proud of our people’s efforts to transform our business over the past several years, including rationalizing the asset base and refocusing on core businesses, streamlining our supply chain, and accelerating profitable growth and innovation in key segments. Today’s announcement is a testament to the team’s hard work and tireless dedication.”

Financial Highlights

Based on pro forma aggregated results for the twelve months ended September 30, 2017, the combined group would have had sales of over €11 billion and adjusted EBITDA of approximately €930 million. The combined group will be present in more than 50 countries with approximately 31,000 employees.

Prysmian expects the combined group to generate run-rate pre-tax cost synergies of approximately €150 million within five years following closing mainly from procurement, overhead costs savings and manufacturing footprint optimization. One-off integration costs are estimated at approximately €220 million.

The transaction is expected to generate EPS accretion1 in the range of 10-12% for Prysmian shareholders already within the first year following closing (excluding cost synergies and before related implementation costs).

The transaction will be financed through a mix of new debt (for which Prysmian has received lender commitments), cash on hand and existing credit lines, resulting in anticipated pro forma net leverage for the combined group of 2.9x Net Financial Position2 over adj. EBITDA3 LTM 3Q-2017 PF.

Potential Equity Financing

The Board of Directors of Prysmian S.p.A. has requested the Group Chief Financial Officer to analyze the opportunity for Prysmian S.p.A. to implement over the next 12 months a rights issue or other comparable structures for an aggregate maximum amount of €500,000,000.

Advisors

[1]	EPS attributable to Prysmian shareholders: (i) before cost synergies and implementation costs and (ii) factoring in equity instruments of €500 million
[2]	Pro-forma Net Financial Position 2017E assuming conversion of Prysmian 2013 convertible bond (€300 million)
[3]	EBITDA adj. as defined by Prysmian and General Cable in their respective prior financial releases

Goldman Sachs International and Mediobanca – Banca di Credito Finanziario S.p.A are acting as financial advisors to Prysmian and Wachtell, Lipton, Rosen & Katz is acting as legal advisor. J.P. Morgan Securities LLC is acting as financial advisor to General Cable and Sullivan & Cromwell LLP is acting as legal advisor.

Conference Call to Discuss Transaction

Today at 8:30 a.m. CET a presentation and a conference call for analysts and institutional investors will be hosted by Valerio Battista, CEO of Prysmian. The details of the call are +39 02 36009868 (Italy), or +44 (0) 20 34271912 (all other locations), Participant code: 7937011#.

Slide presentation packs will be available at www.prysmian.com.

Prysmian Group

Prysmian Group is world leader in the energy and telecom cable systems industry. With nearly 140 years of experience, sales of over €7.5 billion in 2016, 21,000 employees across 50 countries and 82 plants, the Group is strongly positioned in high-tech markets and offers the widest possible range of products, services, technologies and know-how. It operates in the businesses of underground and submarine cables and systems for power transmission and distribution, of special cables for applications in many different industries and of medium and low voltage cables for the construction and infrastructure sectors. For the telecommunications industry, the Group manufactures cables and accessories for voice, video and data transmission, offering a comprehensive range of optical fibres, optical and copper cables and connectivity systems. Prysmian is a public company, listed on the Italian Stock Exchange in the FTSE MIB index.

About General Cable

General Cable (NYSE:BGC), with headquarters in Highland Heights, Kentucky, is a global leader in the development, design, manufacture, marketing and distribution of aluminum, copper and fiber optic wire and cable products for the energy, communications, transportation, industrial, construction and specialty segments. General Cable is one of the largest wire and cable manufacturing companies in the world, operating manufacturing facilities in its core geographical markets, and has sales representation and distribution worldwide.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements also within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify these forward-looking statements by forward-looking words, such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” and “continue,” the negative or plural of these words and other comparable terminology. Forward looking statements in this document include, but are not limited to, statements regarding the expected timing of the completion of the transaction, Prysmian’s operation of General Cable’s business following completion of the contemplated merger, the expected benefits of the transaction, and the future operation, direction and success of Prysmian’s and General Cable’s businesses. These forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties as to the timing of the contemplated merger; the possibility that the closing conditions to the contemplated merger may not be satisfied or waived; the effects of disruption caused by the announcement of the contemplated merger; the risk of shareholder litigation in connection with the contemplated transaction, and other risks and uncertainties described in the section “Risk factors and uncertainties” in Prysmian’s most recent Annual Report (which is available on www.prysmian.com) and in General Cable’s annual report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K available at www.sec.gov. Subject to applicable law, neither Prysmian nor General Cable undertakes to publicly update or revise any of these forward-looking statements. This document does not constitute an offer to sell, or a solicitation of an offer to buy Prysmian or General Cable shares.

Important Additional Information and Where to Find It

In connection with the proposed transaction, General Cable will file with the SEC and mail or otherwise provide to its shareholders a proxy statement regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, GENERAL CABLE’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement and other documents that General Cable files with the SEC (when available) from the SEC’s website at www.sec.gov and General Cable’s website at https://generalcable.com. In addition, the proxy statement and other documents filed by General Cable with the SEC (when available) may be obtained from General Cable free of charge by directing a request to the attention of Investor Relation, General Cable Corporation, 4 Tesseneer Drive, Highland Heights, KY 41076.

A copy of the definitive merger agreement will be available as an exhibit to a Current Report on Form 8-K of General Cable, which is expected to be filed with the SEC on or about December 4th , 2017 and will be publicly accessible from the SEC’s website at www.sec.gov.

Certain Information Concerning Participants

General Cable and its directors and executive officers may be deemed to be participants in the solicitation of proxies from General Cable investors and security holders in connection with the proposed transaction. Information about General Cable’s directors and executive officers is set forth in its proxy statement for its 2017 annual meeting and its most recent annual report on Form 10-K. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions will be included in the proxy statement that General Cable intends to file with the

SEC with respect to the proposed transaction. These documents may be obtained for free as described above.

Contacts

Prysmian Group

Media Relations	Investor Relations
Lorenzo Caruso	Cristina Bifulco
Corporate and Business Communications Director	Investor Relations Director
Ph. 0039 02 6449.1	Ph. 0039 02 6449.1
lorenzo.caruso@prysmiangroup.com	mariacristina.bifulco@prysmiangroup.com

General Cable

Media	Investor Relations
Lisa Fell	Len Texter
Director, Global Communications	SVP, Finance Global Controller & IR
Ph. 859-572-9616	Ph. 859-572-8684

This press release is available on the company website at www.prysmiangroup.com and in the mechanism for the central storage of regulated information provided by Spafid Connect S.p.A. at www.emarketstorage.com.